WEIL, GOTSHAL & MANGES LLP
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WRITER'S DIRECT LINE

202 682-7296

February 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

DC1:\132053\01\2TW501!.DOC\50627.0004

File number 82-4908

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

RESULT OF ANNUAL GENERAL MEETING

THE DIRECTORS OF THE COMPANY WISH TO ANNOUNCE THAT EACH OF THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING OF THE COMPANY HELD ON THURSDAY 10th FEBRUARY, 2005 WERE PASSED. THE FULL TEXT OF EACH RESOLUTION WAS INCLUDED IN THE NOTICE OF THE ANNUAL GENERAL MEETING OF GREENCORE GROUP PLC CIRCULATED TO SHAREHOLDERS ON 10th JANUARY, 2005.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

10th February 2005.

File number 82-4908

GREENCORE GROUP PLC

ANNUAL GENERAL MEETING

CHAIRMAN'S SUPPLEMENTARY STATEMENT

At the Annual General Meeting of Greencore Group plc to be held today, the Chairman, Ned Sullivan, will make the following statement:

2004 was another year of good progress for Greencore. Profit before tax grew by 8% and adjusted earnings per share grew by 6%. This growth was achieved in spite of a time lag in recovering an unusually high level of raw material cost increases in the convenience food categories, which reduced profitability by some €5 million.

Net debt at the end of September 2004 was €387 million, €43 million below the level of September 2003, and €49 million lower when the impact of currency translation is excluded. During the year, the Group continued to sharpen its focus on its convenience food activities with the disposal of its loss-making bread business, Rathbones, and its interest in its sugar distribution associate, James Budgett.

The most notable event in the 2005 financial year to date has been the Group's decision last month to consolidate all sugar production at its Mallow site and, therefore, to close the Carlow manufacturing facility next month. This was a particularly difficult and painful decision, but, nonetheless, an unavoidable one due to the significantly increased competition and impending regime reform which Irish Sugar is facing. The consolidation is essential to secure the survival of the Irish sugar processing and, as a consequence, beet growing industries for the benefit of all involved.

Trading in the year to date has been satisfactory. The quality of the Group's market leading positions, coupled with the ongoing growth in its convenience food categories, a relentless focus on its cost base and the strong cash generative nature of its portfolio have offset the challenging market conditions which many of the Group's businesses are facing. Looking forward, the Board anticipates that 2005 will be another successful year for Greencore and is confident about the future prospects of the Group.

E.F. Sullivan
Chairman

10 February 2005

CONTACT: Patrick Kennedy, Chief Financial Officer – Tel: +353 1 605 1003
(Up to 3pm on 10 February 2005 – Tel: +353 87 225 3480)

Billy Murphy/Trish Morrissey, Drury Communications – Tel: +353 1 260 5000

Mark Garraway/Kate Pope, College Hill – Tel: +44 207 457 2020